Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Six Months

Ended March 31, 2019

BEIJING-July 16, 2019-OriginAgritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), an agriculture technology and rural e-commerce company in China, today announced its unaudited financial results for the first half of FY2019 ended March 31, 2019. Origin prepares its financial statements in accordance with United States generally accepted accounting principles (“GAAP”).

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB82.2 million (US$12.2 million) during the first half year of FY2019, compared to RMB3.6 million for the first half year of FY2018. The cancellation of the second closing of the seed business sales announced in July, 2018 means that the Company is now back to the commercial corn seed business. This seed business reported the total gross profit of RMB19.0 million (US$2.8 million) for the first half of FY2019.

Total operating expenses for the first half year of FY2019 was RMB18.1 million (US$2.7 million), down 57% from RMB42.0 million for the same period a year ago. The decrease was mainly due to the turnaround effort over the last year, especially in the general and administrative expenses. Selling and marketing expense for the first half year of FY2019 was RMB2.5 million (US$0.4 million), compared to RMB0.7 million a year ago as the result of the Company’s returning to the seed business. General and administrative expenses declined 70% to RMB8.4 million (US$1.3 million), down from RMB28.2 million a year ago. The significant decline in G&A expenses resulted from the efforts to turn around the business through strategic redirection and organization restructuring. Research and development expenses for the first half year of FY2019 was RMB7.1 million (US$1.0 million), down from RMB13.1 million a year ago as we have been refocusing our R&D efforts during our turnaround effort.

Total operating income for the first half year of FY2019 was RMB0.9 million (US$0.1 million), a significant turnaround from the operating loss of RMB42.8 million reported a year ago.

Interest expense was RMB2.3 million (US$0.3 million) during the first half year of FY2019, down from RMB4.1 million a year ago. Other income of RMB2.3 million (US$0.3 million) was mainly the rentals the Company received. The Company rents out portion of its headquarters building. The other income of RMB18.4 million reported for the first half year of FY2018 includes mainly the gain from an asset sales, government subsidies, and the office rental income.

Net income attributable to the Company for the first half year of FY2019 was RMB1.2 million (US$0.2 million), compared to the net loss of RMB25.3 million, representing a significant turnaround, especially in the operating expenses control as well as the gross profit from the seed business.

Diluted earnings per share for the first half of FY2019 was RMB0.30 (or US$0.044), compared to the loss per share of RMB10.18 during the same period a year ago.

Balance Sheet

As of March 31, 2019, cash and cash equivalents were RMB5.8 million (US$0.8 million), an increase of RMB3.8 million from the cash and cash equivalents of RMB2.0 million as of September 30, 2018,

The current portion of long-term debt is RMB78.6 million (US$11.7 million), which is secured with the Company’s headquarters’ building. The advances from customers increased to RMB59.4 million (US$8.8 million), compared to RMB6.3 million as of September 30, 2018. The increase in the advances from customers was due to the Company’s return to the seed business.

During the first half year of FY2019, the Company improved its overall balance sheet by completing an equity financings of US$7.74 million through the announced deals with Longhan Investment Management Co and Tiger Capital Fund SPC. The equity financing includes the issuance of 1,397,680 ordinary shares and warrants to purchase 1 million of the Company’s ordinary shares. The total equity of the Company increased to RMB43.6M (US$6.5 million), compared to the negative equity of RMB23.3 million as of September 30, 2018. Regarding the earlier equity financing with L2 Capital, the Company has withdrawn the F3 registration statement filing with SEC dted November 2018, and there are no further outstanding shares or warrants relating to the equity financing with L2 Captial.

As of March 31, 2019, total current assets of RMB75.1 million (US$11.2 million) largely were comprised of the inventories of RMB64.4 million (US$9.6 million) and non-current assets of RB208.1 million (US$30.9 million) mainly represented the balance of plant and equipment of RMB167.9 million (US$24.9 million), long-term investment of RMB16.3 million (US$2.4 million), and land use rights of RMB14.9 million (US$2.2 million).

As of March 31, 2019, total current liabilities of RMB218.2 million (US$32.4 million) were mainly the balance of the current portion of long-term debt of RMB78.6 million (US$11.7 million), which was secured by the Company’s headquarter building, and advances from customers of RMB59.4 million (US$8.8 million).

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn .

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Six Months ended March 31,
	2018	2019
	RMB	RMB	US$

Revenues	3,588-	82,185	12,205
Cost of revenues	(4,358)	(63,173)	(9,382)
Gross profit	(770)	19,012	2,823
Operating expenses:
Selling and marketing	(726)	(2,520)	(374)
General and administrative	(28,191)	(8,482)	(1,260)
Research and development	(13,131)	(7,066)	(1,049)
Total operating expenses	(42,048)	(18,068)	(2,683)

Profit (loss) from operations	(42,818)	944	140
Interest expense	(4,123)	(2,340)	(348)
Interest income	4	2	0.30
Other operating income, net	18,396	2,267	337
Profit (loss) before income taxes from operations	(28,541)	873	130
Income tax expense from operations:
Current
Deferred
Income tax expense from operations

Net income (loss) from operations	(28,541)	873	130

Net income (loss)	(28,541)	873	130
Less: Loss attributable to the non-controlling interests	(3,202)	(343)	(51)
Net income (loss) attributable to Origin Agritech Limited	(25,339)	1,216	181
Other comprehensive loss
Net income (loss)	(28,541)	873	130
Foreign currency translation difference	14,046	(2,178)	(323)
Comprehensive loss	(14,495)	(1,305)	(194)
Less: Comprehensive loss attributable to non-controlling interests	(3,202)	(343)	(51)
Comprehensive loss attributable to Origin Agritech Limited	(11,293)	(962)	(143)

Net income (loss) per share - basic	(10.18)	0.34	0.051
Net income (loss) per share - diluted	(10.18)	0.30	0.044

Shares used in computing earnings per share
Basic	2,488,644	3,559,783	3,559,783
Diluted	2,488,644	4,058,413	4,058,413

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2018	9/30/2018	3/31/2019	3/31/2019
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	3,812	1,990	5,779	858
Account receivables			944	140
Due from related parties	55,940	129,506	45	7
Advances to suppliers	6,236	1,188	2,571	382
Inventories	849	81,947	64,418	9,567
Other current assets	1,401	247	1,344	200
Total current assets	95,125	214,878	75,101	11,154
Land use rights, net	16,961	16,564	14,897	2,212
Plant and equipment, net	162,443	172,748	167,890	24,934
Long-term investments	18,721	16,347	16,347	2,428
Acquired intangible assets, net	12,775	8,362	7,972	1,184
Other assets	4,440	1,202	948	141
Total assets	310,465	430,101	283,155	42,053
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term borrowings	34,504	78,235	78,611	11,675
Accounts payable	1,594	7,955	7,609	1,130
Due to growers	8,097	7,984	7,514	1,116
Due to related parties	52,369	293,732	20,577	3,056
Advances from customers	2,894	6,338	59,432	8,826
Other payables and accrued expenses	29,590	37,927	44,413	6,596
Total current liabilities	129,048	432,171	218,155	32,398
Long-term borrowings	56,769
Other long-term liability	17,895	21,278	21,391	3,177
Total liabilities	203,712	453,449	239,547	35,576
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 24,151,163, 24,634,503 and 29,658,350 shares issued as of March 31, 2017, September 30, 2017 and March 31, 2018, respectively; 23,173,541, 23,856,881 and 27,872,728 shares outstanding as of March 31, 2017, September 30, 2017 and March 31, 2018, respectively)	-	-	-
Additional paid-in capital	420,382	428,311	484,673	71,979
Accumulated deficit	(283,352)	(411,723)	(410,507)	(60,965)
Treasury stock at cost (977,622, 777,622 and 777,622 shares as of March 31, 2017, September 30, 2017 and March 31, 2018, respectively)	(22,791)	(19,163)	(19,163)	(2,846)
Accumulated other comprehensive loss	(4,774)	(22,136)	(24,314)	(3,611)
Total Origin Agritech Limited shareholders’ equity	109,465	(24,711)	30,689	4,558
Non-controlling interests	(2,712)	1,363	12,919	1,919
Total equity	106,753	(23,348)	43,608	6,477
Total liabilities and equity	310,465	430,101	283,155	42,053